Exhibit 99.1

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

September 24, 2013

Dear Stockholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2013 Annual Meeting of Stockholders of Costamare Inc. The meeting will be held at:

Place: Our principal executive offices, 60 Zephyrou Street & Syngrou Avenue, 17564 Athens,
 Greece

Date: Thursday, October 31, 2013

Time: 3:00 p.m. (Greek Time)

The Notice of the 2013 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2013 Annual Meeting of Stockholders will be:

1.	To elect two Class III Directors to each hold office until the annual meeting of stockholders in 2016 and until his or her successor has been duly elected and qualified;

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and

3.	To transact such other business as may properly come before the 2013 Annual Meeting of Stockholders and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that stockholders vote for the election of the nominated directors and for the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors.

We understand that many of our stockholders may be unable to attend the meeting in person. Proxies are solicited so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,
Konstantinos Konstantakopoulos Chairman and Chief Executive Officer

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 31, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders of Costamare Inc., a Marshall Islands corporation (the “Company”), will be held at 3:00 p.m. Greek local time, on Thursday, October 31, 2013 at our principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece for the following purposes:

1.	To elect two Class III Directors to each hold office until the annual meeting of stockholders in 2016 and until his or her successor has been duly elected and qualified;

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and

3.	To transact such other business as may properly come before the 2013 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of our common stock, par value $0.0001 per share, at the close of business on Thursday, September 19, 2013 will be entitled to receive notice of, and to vote at, the 2013 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2013 Annual Meeting of Stockholders. Whether or not you expect to attend the 2013 Annual Meeting of Stockholders in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2013 Annual Meeting of Stockholders. We look forward to seeing you.

For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2013. The Annual Report can be accessed on the Company’s website, http://www.costamare.com, in the “Investors” section under “Annual Reports”.

September 24, 2013	By Order of the Board of Directors

Anastassios Gabrielides
General Counsel and Secretary
Athens, Greece

This notice of the 2013 Annual Meeting of Stockholders and proxy statement and form of proxy are being distributed on or about September 24, 2013.

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

PROXY STATEMENT FOR
2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 31, 2013

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Costamare Inc., a Marshall Islands corporation (the “Company”), for use at the 2013 Annual Meeting of Stockholders to be held at 3:00 p.m. Greek local time, on Thursday, October 31, 2013 at the Company’s principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement, the accompanying proxy card and the Company’s 2012 annual report are expected to be mailed on or about September 24, 2013 to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 19, 2013 (the “Record Date”), the Company had outstanding 74,800,000 shares of common stock, par value $0.0001 per share (the “Common Stock”). Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy in the enclosed form, or any other form meeting the requirements of Marshall Islands law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2013 Annual Meeting of Stockholders. As of the Record Date, each of Konstantinos Konstantakopoulos, Christos Konstantakopoulos and Achillefs Konstantakopoulos, owned 16,149,999 shares, 16,150,000 shares and 16,150,001 shares, respectively, or approximately 21.6% of our outstanding Common Stock. In the aggregate, they own 48,450,000 shares, or approximately 64.8% of our outstanding Common Stock.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE”.

REVOCABILITY OF PROXIES

A stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS III DIRECTORS

The Company currently has five directors divided into three classes. As provided in the Company’s Second Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated each of Konstantinos Konstantakopoulos and Charlotte Stratos, the Class III Directors, for re-election as a Class III Director for a term expiring at the 2016 annual meeting and until his or her successor has been duly elected and qualified. Mr. Konstantakopoulos also serves as our Chief Executive Officer. The Board has determined that Mr. Konstantakopoulos is non-independent and Ms. Stratos is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The Class III Director nominees shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a Class III Director for a three-year term expiring at the 2016 annual meeting and until his or her successor has been duly elected and qualified.

Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Konstantakopoulos(1)	44	Chief Executive Officer, Chairman of the Board	III	2016	2008
Charlotte Stratos(1)(2)	59	Director	III	2016	2010

(1)	Member of corporate governance, nominating and compensation committee.

(2)	Member of audit committee.

Additional Information Concerning the Nominees for Election

Konstantinos Konstantakopoulos
Chief Executive Officer, Chairman of the Board and Class III Director
Mr. Konstantakopoulos is our Chief Executive Officer and Chairman of the Board. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping Company S.A. (“Costamare Shipping”), one of our managers, which he wholly owns and joined in 1992 (and where he worked part-time beforehand). In 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece Ltd. to form a ship management cell (the “Cell”). The Cell replaced CIEL Shipmanagement S.A. (“CIEL”) in April 2013 as sub-manager of certain of our vessels. In 2001, Mr. Konstantakopoulos founded CIEL, and he has served as President of CIEL since its inception. Mr. Konstantakopoulos owns 100% of CIEL. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, Inc. (“C-Man Maritime”), a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Charlotte Stratos
Class III Director
Ms. Stratos is a member of the Board. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms.

Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company including, Advisor to the Shipping Department and Vice President of Greek shipping finance. Ms. Stratos currently serves as an independent director for Hellenic Carriers Ltd. and Gyroscopic Fund, a hedge fund company.

DIRECTORS CONTINUING IN OFFICE

Name	Age	Positions	Class	Term to Expire	Director Since
Konstantinos Zacharatos	41	Director	I	2014	2008
Gregory Zikos	44	Chief Financial Officer and Director	II	2015	2010
Vagn Lehd Møller(1)(2)	67	Director	II	2015	2010

(1)	Member of corporate governance, nominating and compensation committee.

(2)	Member of audit committee.

The following directors will continue in office:

Class I Director—Term to Expire in 2014

Konstantinos Zacharatos
Class I Director
Mr. Zacharatos has been a member of the Board since 2008 and has served as General Counsel and Secretary of the Company until April this year. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Class II Directors—Term to Expire in 2015

Gregory Zikos
Chief Financial Officer and Class II Director
Mr. Zikos is our Chief Financial Officer and a member of the Board. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an L.L.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Vagn Lehd Møller
Class II Director
Mr. Møller is a member of the Board. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller serves as chairman of the board of directors of DBB Jack-up Services A/S (since March 2012) and of Jack-up Invest Co2 A/S (since July 2012), both Danish companies investing in jack-up vessels chartered to off- shore windmill companies. Since March 2010, Mr. Møller serves on the board of directors of Scan Global Logistics A/S and of Scan Global Holding A/S, both Danish based internal logistics companies and has been elected chairman of the board of directors of both companies in January 2011. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

Independence

The Board has determined that each of Ms. Stratos and Mr. Møller are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Compensation of Independent Directors

Our independent, non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

Compensation of Senior Management

Our Chief Executive Officer, our Chief Financial Officer and our General Counsel are provided to us, and their compensation is set and paid, by our management company, Costamare Shipping. Currently, such compensation is $1.0 million per year in the aggregate. Pursuant to our management agreement with Costamare Shipping, we are responsible for providing the funds used to pay the compensation of our executive officers. We do not pay any additional compensation directly to our executive officers. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

Board Practices

We currently have five members on the Board. The Board may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire Board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, certain members of the Konstantakopoulos family control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the Board consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and (iii) the requirement that the compensation committee be composed entirely of independent directors. As permitted by these exemptions, as well as by our Amended and Restated Bylaws (the “Bylaws”) and the laws of the Marshall Islands, the Board currently consists of a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on the Board, may, among other things, participate in fixing the compensation of our management, making stock and option awards and resolving governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent directors, whereas a domestic U.S. public company would be required to have three such independent directors. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board

Audit committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairman of the committee. The audit committee is responsible for:

•

the appointment and compensation (subject to any required stockholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the Board in overseeing our financial reporting process, the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•

discussing with management and the independent auditors, and making recommendations to our Board regarding the approval of, the annual audited financial statements and any periodic financial statements;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management;

•	meeting periodically and separately with management, our internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full Board, for nomination to be elected by stockholders at annual meetings and for approval of the Board to fill board vacancies as and when they arise between annual meetings, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management;

•

approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and approving the Chief Executive Officer’s compensation level based on this evaluation;

•	making recommendations to the full Board with respect to compensation of other executive officers and incentive-compensation and equity-based plans that are subject to Board approval;

•	administering any of the Company’s long term incentive plans; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

Stockholder Proposals for Annual Meeting

Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration, which was given to individuals identified through other means to the corporate governance, nominating and compensation committee.

Stockholders who wish to send communications on any topic to the Board, may do so by writing to our General Counsel and Secretary, Mr. Anastassios Gabrielides, at Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2013.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Anastassios Gabrielides General Counsel and Secretary

September 24, 2013
Athens, Greece